

SECURITI 03013056 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 33559

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-02__ AND ENDING __12-31-02__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phase II Financial, Ltd.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal   (212) 668-5782

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan, Bleakley & Company, LLP

(Name — if individual, state last, first, middle name)

116 W. Baltimore Avenue	Media	PA	19063
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SEC MAIL RECEIVED
MAR 0 5 2003

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

MAR 2 1 2003

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ Albert G. Lowenthal _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Phase II Financial, Ltd. _____, as of _____ December 31 _____, 2002 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

Notary Public

_____
Albert G.   Signature   Lowenthal

_____
General Partner
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if Individual, state last, first, middle name)

Sullivan, Bleakley & Company, LLP

| 70 |

ADDRESS

116 W. Baltimore Avenue [71] Media [72] PA [73] 19063

Number and Street   City   State   Zip Code

CHECK ONE

☒ Certified Public Accountant   [75]

☐ Public Accountant   [76]

☐ Accountant not resident in United States   [77]
     or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

PART IIA ⬚12

3/78

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) ☒ 16   2) Rule 17a-5(b) ☐ 17   3) Rule 17a-11 ☐ 18

4) Special request by designated examining authority ☐ 19   5) Other ☐ 26

NAME OF BROKER-DEALER	SEC FILE NO. 8-33559 ☐14
Phase II Financial, Ltd. ☐13	FIRM ID. NO. 16249 ☐15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY,
125 Broad Street ☐20	01-01-02 ☐24
(No. and Street)	AND ENDING (MM/DD/YY)
New York ☐21 NY ☐22 10004 ☐23	12-31-02 ☐25
(City) (State) (Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area Code)—Telephone No.

Albert G. Lowenthal, General Partner ☐30   (212) 668-5782 ☐31

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

	☐32		☐33
	☐34		☐35
	☐36		☐37
	☐38		☐39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES ☐ 40   NO ☒ 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   ☒ 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _28_ day of _February_ 19-2003

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

WORKING COPY

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA

MEMBERS
PENNA. INSTITUTE OF CPAs
AMERICAN INSTITUTE OF CPAs

116 W. BALTIMORE AVENUE
MEDIA, PA 19063
(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 24, 2003

To the Partners of
Phase II Financial, Ltd.
New York, New York

We have audited the accompanying Statement of Financial Condition of Phase II Financial, Ltd. as of December 31, 2002 and the related Statements of Income and Expense, Ownership Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Phase II Financial, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | | N 3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) **12-31-2002** | 99 |

SEC FILE NO. **8-33559** | 98 |

ASSETS

Consolidated | 198 |
Unconsolidated | 199 |

	Allowable		Non-Allowable		Total	
1. Cash	$ 10,641	200			$ 10,641	750
2. Receivables from brokers or dealers:						
A. Clearance account	$ 4,783,178	295			4,783,178	810
B. Other		300	$	550		
3. Receivables from non-customers		355	94	600	94	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities	307,494	419				
C. Options		420				
D. Other securities	433,735	424				
E. Spot commodities		430			741,229	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 10,569,273	130					
B. At estimated fair value		440	61,810,038	610	61,810,038	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $	150					
B. Other securities $	160					
7. Secured demand notes		470		640		890
market value of collateral:						
A. Exempted securities $	170					
B. Other securities $	180					
8. Memberships in exchanges:						
A. Owned, at market $	190					
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 5,535,048	540	$ 61,810,132	740	$ 67,345,180	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Phase II Financial, Ltd.	as of 12-31-2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	7,500 [1205]	[1385]	7,500 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 7,500 [1230]	$ [1450]	$ 7,500 [1760]

Ownership Equity

21. Sole proprietorship	$	[1770]
22. Partnership (limited partners)	$ 31,813,475 [1920]	67,337,680 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		([1796]
24. TOTAL OWNERSHIP EQUITY	$	67,337,680 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	67,345,180 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Phase II Financial, Ltd.	as of	12-31-2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition...	$ 67,337,680	3480
2. Deduct ownership equity not allowable for Net Capital	( )	3490
3. Total ownership equity qualified for Net Capital	67,337,680	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................		3520
B. Other (deductions) or allowable credits (List)...		3525
5. Total capital and allowable subordinated liabilities	$ 67,337,680	3530
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 61,810,132		3540
B. Secured demand note deficiency		3590
C. Commodity futures contracts and spot commodities- proprietary capital charges..		3600
D. Other deductions and/or charges.....................................		3610 (61,810,132)	3620
7. Other additions and/or allowable credits (List)..		3630
8. Net capital before haircuts on securities positions	$ 5,527,548	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments ....$		3660
B. Subordinated securities borrowings.......................................		3670
C. Trading and investment securities:		
1. Exempted securities..		3735
2. Debt securities...	307,494	3733
3. Options		3730
4. Other securities..	65,060	3734
D. Undue Concentration		3650
E. Other (List)............ Money Fund	95,664	3736 (468,218)	3740
10. Net Capital	$ 5,059,330	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Phase II Financial, Ltd.	as of 12-31-2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19) .... $	500	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $	100,000	3758
13.	Net capital requirement (greater of line 11 or 12) .... $	100,000	3760
14.	Excess net capital (line 10 less 13) .... $	4,959,330	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) .... $	5,058,580	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition. .... $		7,500	3790
17.	Add:			
	A. Drafts for immediate credit .... $			3800
	B. Market value of securities borrowed for which no equivalent value is paid or credited .... $			3810
	C. Other unrecorded amounts (List) .... $	3820 $		3830
19.	Total aggregate indebtedness .... $		7,500	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... %		.148	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) .... %		0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $	N	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) .... $	/	3880
24.	Net capital requirement (greater of line 22 or 23) .... $		3760
25.	Excess net capital (line 10 less 24) .... $	A	3910
26.	Net capital in excess of the greater of:		
	A. 6% of combined aggregate debit items or $120,000 .... $		3920
	B. 7% of combined aggregate debit items or $120,000 .... $		3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Phase II Financial, Ltd.

For the period (MMDDYY) from **01-01-02** 3932 to **12-31-02** 3933

Number of months included in this statement **12** 3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		(125,724)	3949
c. Total gain (loss)		(125,724)	3950
3. Gains or losses on firm securities investment accounts		(7,463,808)	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		932,512	3995
9. Total revenue	$	(6,657,020)	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$		4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		19	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		2,467	4195
15. Other expenses		156,001	4100
16. Total expenses	$	158,487	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (item 9 less item 16)	$	(6,815,507)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(6,815,507)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4,165,833	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Phase II Financial, Ltd.

For the period (MMDDYY) from ___01-01-02___ to ___12-31-02___

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period..	$ 74,195,187	4240
A. Net income (loss)...	(6,815,507)	4250
B. Additions (Includes non-conforming capital of .... $ [4262])		4260
C. Deductions (Includes non-conforming capital of ....$ [4272])	42,000	4270
2. Balance, end of period (From item 1800)	$ 67,337,680	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ -0-	4300
A. Increases		4310
B. Decreases...		4320
4. Balance, end of period (From item 3520).............................	$ -0-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Phase II Financial, Ltd.	as of 12-31-02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
    which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... `4550`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
    customers" maintained .... `4560`

C. (k) (2)(B)—All customer transactions cleared through another
    broker-dealer on a fully disclosed basis. Name of clearing
    firm _____ `4335` `4570`

D. (k) (3)—Exempted by order of the Commission .... `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
`4600`	`4601`	`4602`	`4603`	`4604`	`4605`
`4610`	`4611`	`4612`	`4613`	`4614`	`4615`
`4620`	`4621`	`4622`	`4623`	`4624`	`4625`
`4630`	`4631`	`4632`	`4633`	`4634`	`4635`
`4640`	`4641`	`4642`	`4643`	`4644`	`4645`
`4650`	`4651`	`4652`	`4653`	`4654`	`4655`
`4660`	`4661`	`4662`	`4663`	`4664`	`4665`
`4670`	`4671`	`4672`	`4673`	`4674`	`4675`
`4680`	`4681`	`4682`	`4683`	`4684`	`4685`
`4690`	`4691`	`4692`	`4693`	`4694`	`4695`

TOTAL $ -0- `4699`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

Phase II Financial, Ltd.
Income & Expense Reconciliation With Company's Computation
December 31, 2002

Net Income as Reported by Company's Unaudited Focus Reports	(6,683,360)
LESS : Foreign tax withheld on dividend income at source (Canada) and carried as receivable on unaudited balance sheet	(132,147)
Net Income per Audited Focus Report	(6,815,507)

Phase II Financial, Ltd.
Net Capital Reconciliation with Company's Computation
December 31, 2002

Net Capital as Reported on Company's unaudited Part II Focus Reports	5,059,330
ADD: Reduction in nonallowable asssets	132,147
LESS: Additional expense - foreign tax withheld	(132,147)
Net Capital per Audited Focus Report	5,059,330

Phase II Financial, Ltd.
Statement of Cash Flows
For the Calendar Year Ended December 31, 2002

Net income or (Loss)	(6,815,507)
Increase in Receivables from Brokers	(627,108)
Net securities purchased and Change in Market Value	7,479,693
Capital Withdrawals	(42,000)
Decrease in Accounts Payable	(1,262)
Increase in Cash and Cash Equivalents	(6,184)
Cash and Cash Equivalents at Beginning of Year	16,825
Cash and Cash Equivalents at End of Year	10,641

NOTES TO FINANCIAL STATEMENTS
PHASE II FINANCIAL, LTD.
DECEMBER 31, 2002

1. ACCOUNTING METHOD

   The statements are prepared on the accrual method of accounting. For cash flow purposes, only the checking account balances are considered as cash and cash equivalents.

2. INVESTMENTS

   Investments are stated at market value, with unrealized gain or loss recognized in income.

3. INCOME TAXES

   The Company is a partnership and both Federal and New York income taxes are applicable credits flow-through to the partners.

4. RESERVE REQUIREMENTS

   The Company does not carry any customer accounts or handle any securities. All customer accounts are cleared on an introducing fully disclosed basis with Fahnestock & Co. Inc. Therefore, the computation for determination of reserve requirements, and information relating to the possession or control requirements under Rule 15C 3-3 are not applicable.

5. SAFEGUARDING PROCEDURES

   The Company does not carry customer accounts or handle securities and, therefore, there are no safeguarding procedures to review.

6. MATERIAL INADEQUACIES

   No material inadequacies were found to exist at December 31, 2002, nor to have existed during the year ended December 31, 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I   INFORMATION REQUIRED OF ALL BROKERS
AND DEALERS PURSUANT TO RULE 17a-5

*   *   *   *   *

Phase II Financial, Ltd.
_____
Name of Respondent

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Form X-17A-5

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year __2002__ [8004]

or if less than 12 months

Report for the period beginning ___/___/___ [8005] and ending ___/___/___ [8006]
     MM   DD   YY   MM   DD   YY

SEC FILE NUMBER
8- 33559 [8011]

---

1. NAME OF BROKER DEALER
   Phase II Financial, Ltd.   [8020] N 9   OFFICIAL USE ONLY [8021]
                                              Firm No.   M M Y Y

---

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:	[8053]		[8057]
NAME:	[8054]		[8058]
NAME:	[8055]		[8059]
NAME:	[8056]		[8060]

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3. Respondent conducts a securities business exclusively with registered broker-dealers:
   (enter applicable code: 1 = Yes 2 = No)   [1] [8073]

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4. Respondent is registered as a specialist on a national securities exchange:
   (enter applicable code: 1 = Yes 2 = No)   [2] [8074]

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5. Respondent makes markets in the following securities:
   (a) equity securities .... (enter applicable code: 1 = Yes 2 = No)   [2] [8075]
   (b) municipals .... (enter applicable code: 1 = Yes 2 = No)   [2] [8076]
   (c) other debt instruments .... (enter applicable code: 1 = Yes 2 = No)   [2] [8077]

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6. Respondent is registered solely as a municipal bond dealer:
   (enter applicable code: 1 = Yes 2 = No)   [2] [8078]

---

7. Respondent is an insurance company or an affiliate of an insurance company:
   (enter applicable code: 1 = Yes 2 = No)   [2] [8079]

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8. Respondent carries its own public customer accounts:
   (enter applicable code: 1 = Yes 2 = No)   [2] [8084]

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9. Respondent's total number of public customer accounts:
   (carrying firms filing X-17A-5 Part II only)
   (a) Public customer accounts .... [0] [8080]
   (b) Omnibus accounts .... [0] [8081]

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10. Respondent clears its public customer and/or proprietary accounts:
    (enter applicable code: 1 = Yes 2 = No)   [2] [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only) .... [___] 8086

(b) Self-Clearing .... [___] 8087

(c) Omnibus .... [___] 8088

(d) Introducing .... [___] 8089

(e) Other .... [___] 8090

   If Other please describe:

(f) Not applicable .... [1] 8091

12.(a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1 = Yes 2 = No) [2] 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American	[___]	8120
(2) Boston	[___]	8121
(3) CBOE	[___]	8122
(4) Midwest	[___]	8123
(5) New York	[___]	8124
(6) Philadelphia..	[___]	8125
(7) Pacific Coast...	[___]	8126
(8) Other	[___]	8129

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13. Employees:

(a) Number of full-time employees .... [0] 8101

(b) Number of full-time registered representatives employed by respondent included in 13(a) ...... [0] 8102

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14. Number of NASDAQ stocks respondent makes market .... [0] 8103

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15. Total number of underwriting syndicates respondent was a member........................ [0] 8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual .... [___] 8105

                                                              Estimate .... [___] 8106

(a) equity securities transactions effected on a
   national securities exchange .... [___] 8107

(b) equity securities transactions effected other than on a
   national securities exchange .... [___] 8108

(c) commodity, bond, option, and other transactions effected on or off a
   national securities exchange .... [___] 8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation

    (enter applicable code: 1=Yes 2=No) [1] [8111]

18. Number of branch offices operated by respondent .... [0] [8112]

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank

    (enter applicable code: 1=Yes 2=No) [2] [8130]

    (b) Name of parent or affiliate _____ [8131]

    (c) Type of Institution _____ [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank

    (enter applicable code: 1=Yes 2=No) [2] [8113]

21. (a) Respondent is a subsidiary of a registered broker-dealer

    (enter applicable code: 1=Yes 2=No) [2] [8114]

    (b) Name of parent _____ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer

    (enter applicable code: 1=Yes 2=No) [2] [8115]

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:

    (enter applicable code: 1=Yes 2=No)* [2] [8117]

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period .... [$ 0] [8118]

*Required in any Schedule I filed for the calendar year 1978 and succeeding years